UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A (Amendment No. 4)* Under the Securities Exchange Act of 1934
HCI Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

40416E103
(CUSIP Number)

Paresh Patel 5300 W. Cypress Street, Suite 100 Tampa, Florida 33607 (813) 849-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No.  40416E10313DPage 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Paresh Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 940,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 850,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  40416E103               13D                        Page 3 of 6 Pages

Explanatory Note

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned on March 4, 2016, as amended by Amendment No. 1 thereto filed March 1, 2018, Amendment No. 2 filed February 8, 2019, and Amendment No. 3 filed June 7, 2019 (“Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

The Reporting Person is deemed the beneficial owner of an additional 82,500 shares of Common Stock by virtue of stock options that will vest within 60 days following the date hereof.  The stock options vest as follows assuming the Reporting Person remains employed by the Issuer on the vesting date:

- Options to purchase 27,500 shares of Common Stock (“Common Shares”) at an exercise price of $40.00 per share will vest on January 7, 2020, pursuant to a Nonqualified Stock Option Agreement dated January 7, 2017 between the Issuer and the Reporting Person.

- Options to purchase 27,500 Common Shares at an exercise price of $40.00 per share will vest on February 8, 2020 pursuant to a Nonqualified Stock Option Agreement dated February 8, 2018 between the Issuer and the Reporting Person.

- Options to purchase 27,500 Common Shares at an exercise price of $53.00 per share will vest on January 15, 2020 pursuant to a Nonqualified Stock Option Agreement dated January 15, 2019 between the Issuer and the Reporting Person.

The grant of the options described in this Item 3 have been previously reported on applicable Form 4s filed with the U.S. Securities and Exchange Commission (“SEC”).

Item 5.  Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

The ownership percentages set forth herein are based on 7,960,685 shares of Common Stock outstanding as of December 10, 2019 plus 165,000 shares of Common Stock representing the Reporting Person’s vested options to purchase 55,000 shares of Common Stock at an exercise price of $40.00 per share, expiring January 7, 2027; vested options to purchase 27,500 shares of Common Stock at an exercise price of $40.00 per share, expiring February 8, 2028; options exercisable within 60 days following the date hereof to purchase 27,500 shares of Common Stock at an exercise price of $40.00 per share, expiring January 7, 2027; options exercisable within 60 days following the date hereof to purchase 27,500 shares of Common Stock at an exercise price of $40.00 per share, expiring February 8, 2028; and options exercisable within 60 days following the date hereof to purchase 27,500 shares of Common Stock at an exercise price of $53.00 per share, expiring January 15, 2029, representing a total of 8,125,685 shares of Common Stock deemed outstanding for purposes of calculating the Reporting Person’s ownership percentages herein.

(a) As of the date of this Schedule 13D/A, the Reporting Person directly owns (jointly with spouse) 447,000 shares of Common Stock, directly owns (personally) 203,000 shares of Common Stock, and directly owns 90,000 Restricted Shares (all of which the Reporting Person may vote and receive dividends and other distributions but may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate).  The Reporting Person indirectly owns (via his IRA) 35,000 shares of Common Stock.  The Reporting Person beneficially owns 82,500 shares of Common Stock issuable upon exercise of vested options and beneficially owns 82,500 shares of Common Stock issuable upon exercise of options that will vest within 60 days following the date hereof.  The Common Stock beneficially owned by the Reporting Person represents 11.6% of the total number of shares of Common Stock outstanding as of the date of this Schedule 13D/A.

CUSIP No. 40416E103               13D                        Page 4 of 6 Pages

(b) The Reporting Person has and will continue to have the sole power to vote 685,000 shares of Common Stock (447,000 of which such power is jointly held with spouse), 90,000 Restricted Shares, and 82,500 shares of Common Stock if and when the Reporting Person exercises the vested options.  The Reporting Person has the sole power to dispose of 685,000 shares of Common Stock, 82,500 shares of Common Stock if and when the Reporting Person exercises the vested options, and 82,500 shares of Common Stock if the Reporting Person exercises options that vest within 60 days following the date hereof.  The Reporting Person, upon the vesting of all 90,000 Restricted Shares, will have the sole power to dispose of such 90,000 Restricted Shares, in addition to the Common Stock held directly by him and the shares issuable upon exercise of the vested options or options vesting within 60 days following the date hereof, as set forth immediately above.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of Common Stock, shares of Common Stock issuable to the Reporting Person upon exercise of the options or Restricted Shares; provided, however, that the Reporting Person may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate any of his 90,000 Restricted Shares until they are vested.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The summary of the Nonqualified Stock Option Agreements, as set forth in Item 3, are incorporated herein by reference. The foregoing summary of these agreements is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Nonqualified Stock Option Agreements set forth in Exhibits 99.4, 99.6, and 99.8 below and incorporated into this Item 6 by reference.

Other than as described in the Schedule 13D filed on March 4, 2016, the Schedule 13D/A filed on March 1, 2018, the Schedule 13D/A filed on February 8, 2019, and the Schedule 13D/A filed on June 7, 2019, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

EXHIBIT	DOCUMENT
99.1

Restricted Stock Award Contract, dated May 16, 2013, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.34 to Current Report on Form 8-K filed by the Issuer with the SEC on May 21, 2013).

99.2

Amendment to Restricted Stock Award Contract, dated March 2, 2016, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.90 to Annual Report on Form 10-K for the year ended December 31, 2015, filed by the Issuer with the SEC on March 4, 2016).

99.3

Restricted Stock Award Contract, dated January 7, 2017, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2017).

CUSIP No. 40416E103               13D                        Page 5 of 6 Pages

99.4

Nonqualified Stock Option Agreement, dated January 7, 2017, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2017).

99.5

Restricted Stock Award Contract, dated February 8, 2018, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on February 14, 2018).

99.6

Nonqualified Stock Option Agreement, dated February 8, 2018, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on February 14, 2018).

99.7

Restricted Stock Award Contract, dated January 15, 2019, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on January 22, 2019).

99.8

Nonqualified Stock Option Agreement, dated January 15, 2019, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on January 22, 2019).

99.9	HCI Group, Inc. 2012 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2017).

CUSIP No. 40416E103               13D                        Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2019	/s/ Paresh Patel Paresh Patel